EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Three Months Ended March 31, 2002

(Dollar Amounts in Thousands)

Monongahela
Power
Earnings:
Net income	$ 15,933
Plus: Fixed charges (see below)	14,367
Income taxes	12,009
Amort of capitalized interest	16
Income distributions of equity investees	-
Less: Capitalized interest	(726)
Inc from unconsolidated equity investees	(1,003)

Total Earnings	$ 40,596

Fixed Charges:
Interest on long-term debt and other interest	$ 13,292
Estimated interest
component of rentals	1,075

Total Fixed Charges	$ 14,367

Ratio of Earnings to Fixed Charges	2.83